UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CLEARWIRE CORPORATION

_________________________________

(Name of Issuer)

Class A Common Stock

_______________________________________

(Title of Class of Securities)

185385 30 9

_______________________________________

(CUSIP Number)

December 31, 2007

_______________________________________

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___185385 30 9________________
1	NAMES OF REPORTING PERSONS: Intel Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	36,759,999
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	36,759,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		36,759,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		25.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. ___185385 30 9________________
1	NAMES OF REPORTING PERSONS: Intel Capital Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 77-0498401
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	33,333,333
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	33,333,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		33,333,333
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		22.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. ___185385 30 9________________
1	NAMES OF REPORTING PERSONS: Intel Capital (Cayman) Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	3,333,333
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	3,333,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,333,333
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		2.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

Item 1.

(a) Name of Issuer:	Clearwire Corporation
(b) Address of Issuer’s Principal Executive Offices:
4400 Carillon Point
Kirkland, Washington 98033

Item 2.

This Schedule 13G is being filed pursuant to §240.13d-1(k)(1) by Intel Corporation, Intel Capital Corporation and Intel Capital (Cayman) Corporation, as follows:

(a) Name of Person Filing:	Intel Corporation
(b) Address of Principal Business Office or, if none, Residence:
2200 Mission College Boulevard
Santa Clara, California 95054-1549

(c) Citizenship:	Delaware

(a) Name of Person Filing:	Intel Capital Corporation

(b) Address of Principal Business Office or, if none, Residence:

c/o Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549

(c) Citizenship:	Delaware

(a) Name of Person Filing:	Intel Capital (Cayman) Corporation

(b) Address of Principal Business Office or, if none, Residence:

c/o Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549

(c) Citizenship:	Cayman Islands
(d) Title of Class of Securities:	Class A Common Stock, par value $0.0001
(e) CUSIP Number:	185385 30 9
Item 3.	Not applicable
Item 4.	Ownership.

(1) The following information is provided with regard to Intel Corporation:

(a) Amount beneficially owned:	36,759,999 (*)
(b) Percent of class:	25.3% (**)
(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	-0-
(ii) Shared power to vote or to direct the vote:	36,759,999
(iii) Sole power to dispose or to direct the disposition of:	-0-
(iv) Shared power to dispose or to direct the disposition of:	36,759,999

(*) Includes 3,333,333 shares of Class A common stock issued to Intel Capital (Cayman) Corporation and 23,427,601 shares of Class A common stock and 9,905,732 shares of Class B common stock issued to Intel Capital Corporation, a wholly-owned subsidiary of Intel Corporation, and 93,333 shares of Class A common stock issuable upon exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel Corporation.

(**) Based on 135,561,189 shares of Class A common stock outstanding as of November 30, 2007 as set forth in the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-148195).

(2) The following information is provided with regard to Intel Capital Corporation:

(a) Amount beneficially owned:	33,333,333 (*)
(b) Percent of class:	22.9% (**)
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:	-0-
(ii) Shared power to vote or to direct the vote:	33,333,333

(iii) Sole power to dispose or to direct the disposition of:	-0-
(iv) Shared power to dispose or to direct the disposition of:	33,333,333

(*) Includes 23,427,601 shares of Class A common stock and 9,905,732 shares of Class B common stock.

(**) Based on 135,561,189 shares of Class A common stock outstanding as of November 30, 2007 asset forth in the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-148195).

(3) The following information is provided with regard to Intel Capital (Cayman) Corporation:

(a) Amount beneficially owned:	3,333,333
(b) Percent of class:	2.5% (*)
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:	-0-
(ii) Shared power to vote or to direct the vote:	3,333,333
(iii) Sole power to dispose or to direct the disposition of:	-0-
(iv) Shared power to dispose or to direct the disposition of:	3,333,333

(*) Based on 135,561,189 shares of Class A common stock outstanding as of November 30, 2007 as set forth in the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-148195).

(4)       With respect to all of the stock ownership information set forth in this Item 4 and in this Schedule 13G:

--

Intel Corporation, the ultimate parent entity of Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc., may be deemed to share voting and investment power with respect to the shares of Class A common stock and Class B common stock owned by such entities.

--

All such stock ownership information does not include any shares held by Eagle River Holdings, LLC. Eagle River Holdings, LLC owns 17,232,005 shares of Class A common stock, 18,690,953 shares of Class B common stock and 988,333 shares of Class A common stock issuable upon exercise of warrants (based upon information set forth in the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-148195)). Intel Capital (Cayman) Corporation, Intel Capital Corporation and Eagle River Holdings, LLC are parties to a voting agreement under which such stockholders and their affiliates share the ability to elect a majority of the board of directors of the Issuer. Intel Corporation, Intel

Capital (Cayman) Corporation and Intel Capital Corporation may be deemed to beneficially own the stock of the Issuer beneficially owned by Eagle River Holdings, LLC. Each of Intel Corporation, Intel Capital (Cayman) Corporation and Intel Capital Corporation disclaims beneficial ownership of the shares of capital stock of the Issuer held by Eagle River Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

INTEL CORPORATION

By: ___/s/ Arvind Sodhani_________

Name:	Arvind Sodhani
Title:	Executive Vice President

INTEL CAPITAL CORPORATION

By: ___/s/ Arvind Sodhani_________

Name:	Arvind Sodhani
Title:	President

INTEL CAPITAL (CAYMAN) CORPORATION

By: ___/s/ Arvind Sodhani_________

Name:	Arvind Sodhani
Title:	President